Christopher S. Auguste Partner T 212.715.9265 cauguste@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

July 25, 2022

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Real Estate &Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan; Brigitte Lippmann

Re:	Qomolangma Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 27, 2022
File No. 333-265447

Dear Mr. Regan:

Reference is made to the letter dated July 7, 2022 (the “Comment Letter”) addressed to Mr. Jonathan Myers, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced draft registration statement filed by Qomolangma Acquisition Corp. (the “Company”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Company to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amended Registration Statement on Form S-1

Risk Factors, page 32

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the requested disclosure has been added on page 61.

Principal Stockholders, page 121

2.	Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by Qomolangma Investments LLC.

In response to the Staff’s comment, the requested disclosure has been added.

Exhibits

3.	Please revise the legal opinion filed as exhibit 5.1 to delete the assumptions that assume material facts underlying the opinion and readily ascertainable facts. For example, delete the assumptions that when “. .. . the Units have been duly issued and sold . . . so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company . . .” and “. . . the terms of the shares of Common Stock included in the Units and Representative Shares have been duly established in conformity with the Company’s certificate of incorporation . . .” For guidance, see section II.B.3.a of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

In response to the Staff’s comment, the requested revisions have been made.

If you have any questions or comments regarding the responses of the Company to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9265.

Sincerely,

Christopher S. Auguste

CSA:cr

cc:	Jonathan Myers